

May 22, 2012

Via E-mail
Mr. H.C. Allen, Jr.
Chief Financial Officer
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, Texas 75219

> **Re: Dorchester Minerals, L.P.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 0-50175**

Dear Mr. H.C. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Note 6 – Unaudited Oil and Natural Gas Reserve and Standardized Measure Information, page F-11

1.   We note that your 2011 proved reserve estimates reflect significant revisions to previous estimates (18% increase in oil and 26% increase in natural gas reserve estimates) as presented on page F-12. You are required to disclose the reasons for significant revisions to comply with FASB ASC 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief